HOGAN & HARTSON L.L.P.

COLUMBIA SQUARE

555 THIRTEENTH STREET, N.W.

WASHINGTON, D.C. 20004

(202) 637-5600

August 1, 2005

VIA EDGAR AND BY UNITED PARCEL SERVICE

United States Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Mail Stop 6010

Attention:                 Jim B. Rosenberg
Division of Corporate Finance

Re:                             Array BioPharma Inc.

Form 10-K for the fiscal year ended June 30, 2004

File No. 001-16633

Ladies and Gentlemen:

On behalf of Array BioPharma Inc. (the “Company”), we are responding to the Staff’s comments set forth in a letter to Mr. R. Michael Carruthers on July 5, 2005 regarding the above captioned annual report on Form 10-K for the Company’s fiscal year ended June 30, 2004 (the “Form 10-K”). The Staff’s letter follows the Company’s letter dated June 16, 2005 responding to the comments of the Staff set forth in a letter dated May 27, 2005 (the “Prior Comment Letter”) regarding the Form 10-K and the Company’s subsequently filed quarterly reports on Form 10-Q.

The Company’s responses to the Staff’s comments are set forth below.  For ease of reference, we also have reproduced each comment above  the Company’s response to that comment. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the Form 10-K.

Once the Staff has reviewed the responses set forth below, the Company would welcome the opportunity to discuss any additional questions the Staff may have.

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Form 10-K for the fiscal year ended June 30, 2004

General

1.          Please provide the disclosures that you propose, in your response to comments one, two, four, five, and ten and to the comment about additional milestone payments, to make in Form 10-K for the fiscal year ended June 30, 2005.  In addition, please propose disclosures to clarify:  (a) your revenue recognition policies, consistent with your response to comment seven; (b) how continuing to lease your buildings for at least fifteen years is reasonably assured, as asserted in your response to comment five, and (c) how the reasonably assured lease renewals would have on your future cash requirements.

Response: The Company intends to include substantially the following disclosure in its annual report on Form 10-K for the fiscal year ended June 30, 2005 (the “Fiscal 2005 Form 10-K”).

Proposed disclosure relating to comment one of the Prior Comment Letter: The Company believes that several factors contributed to changes in its revenue for fiscal 2005 and 2004, and to address those factors the Company intends to include substantially the following disclosure in the Results of Operations section of MD&A:

Fiscal 2005 as compared to fiscal 2004: Total revenue for fiscal 2005 grew     % from 2004 with improvements in both collaboration revenue, which increased $     million, and License and milestone revenue, which increased $     million.  The improvement in collaboration revenue was the result of increased revenue, totaling of $     million, from new or expanded collaborations with Genentech, AstraZeneca, InterMune, Tekeda, Elan and Roche.  This increase was partially offset by no longer receiving revenue from expired research programs with  ICOS, Japan Tobacco and GenPath Pharmaceuticals; collaborations with these companies resulted in a total of $     million during fiscal 2004.  Further offsetting the gains in collaboration revenue were the declines in custom libraries of $     million and Lead Generation Libraries of $     million, each declining primarily due to continued increasing competition from foreign chemistry service providers.

The up-front license fee and Phase I milestone payment for ARRY-142886 that we received from AstraZeneca in the latter half of fiscal 2004,  together with the up-front license fee that we received from Genentech in the same half of the fiscal 2004, represented the majority of the increase to license and milestone revenue.  These payments, totaling $     million in the aggregate, were recognized over the full year of fiscal 2005, compared to recognition during only part of the year in fiscal 2004. A $     million milestone payment received from Amgen in fiscal 2005 also contributed to the increased license and milestone revenue.

Fiscal 2004 as compared to fiscal 2003: Total revenue for fiscal 2004 and 2003 remained relatively flat. Increased revenue from up-front license fees and milestone payments largely offset the decline in collaboration revenue. Up-front license fees from AstraZeneca and Genentech and a Phase I milestone payment for ARRY-142886 from AstraZeneca, totaling $20 million in the aggregate, represented the majority of the increase to license and milestone revenue. Decreased collaboration revenue from expired programs with ICOS, Amgen, Merck and Vertex Pharmaceuticals of $12.1 million in total was partially offset by revenue from new collaborations with Genentech, AstraZeneca and GenPath Pharmaceuticals of $6.8 million in total. In addition, collaboration revenue from our Lead Generation Libraries and Optimer building blocks declined $1.4 million in fiscal 2004 compared to 2003, primarily due to increased competition from foreign chemistry service providers.

In preparing the MD&A section of its subsequent filings, the Company will include disclosure quantifying the contribution of two or more factors if necessary to an understanding of material changes in line items of its financial statements.

Proposed disclosure relating to comment two of the Prior Comment Letter: In response to comment two of the Prior Comment Letter, the Company intends to include disclosure of the following categories of information in a “Research and Development Expenses” subsection under Results of Operations in MD&A:

a.               The current status of its major proprietary programs;

b.              Current limitations on project cost accounting and disclosure of R&D costs by type;

c.               Limitations on the Company’s ability to identify the timing and costs associated with completing its proprietary programs;

d.              Industry-wide expected completion dates for various stages of development;

e.               Risks and uncertainties associated with timely achieving project goals within the Company’s or its collaborators’ expected schedule, and the consequences for not doing so; and

f.                 The inability of the Company to predict when material net cash inflows from significant projects are expected to commence.

Research and Development Expenses

Fiscal 2005 as compared to fiscal 2004: Research and development expenses for proprietary drug discovery increased     %.  The most significant increase in costs came from outsourced pharmacology studies to support the advancement of our ErB2/EGFR, P38, Mek for inflammation, and other programs.  As a result, total consulting and outsourced services costs, including pharmacology studies, increased to $     million in 2005, from $1.6 million in 2004. We expect that proprietary research and development spending will continue to increase as we focus more resources on our proprietary drug discovery programs and as these programs advance into development.

Fiscal 2004 as compared to fiscal 2003: Research and development expenses for proprietary drug discovery increased 41% related to our expanded efforts to advance compounds into regulated safety testing. In addition, a number of new programs were initiated during the year, and the lead compound in our MEK for cancer program advanced through regulated safety assessment. Supporting these efforts were additional scientists and increased outsourced and internally generated pharmacology studies.

Our research and development expenditures currently include costs for scientific personnel, supplies, equipment, consultants, sponsored research, allocated facility costs, costs related to preclinical and clinical trials, and stock-based compensation. The following table shows our research and development expenses by categories of costs for the periods presented:

Research and Development Costs

	Years Ended June 30,			% increase (decrease)
	2005	2004	2003	2004 to 2005	2003 to 2004
		(in thousands)

Salaries and benefits	$	$7,523	$5,552		36%
Consulting and outsourced services		1,584	592		168%
Laboratory supplies		2,601	1,976		32%
Facilities and depreciation		3,797	2,903		31%
Other		223	153		46%

Research and development for proprietary drug discovery	$	$15,728	$11,176	(100)%	41%

We manage our proprietary programs based on scientific data and achievement of research plan goals.  Our scientists record their time to specific projects when possible.  However, many activities simultaneously benefit multiple projects and cannot be readily attributed to a specific project.  Accordingly, the accurate assignment of time and costs to a specific project is impracticable and may not give a true indication of the actual costs of a particular project. As a result, we do not report costs on a program basis.

The scope and magnitude of future research and development expenses are difficult to predict given the number of studies that will need to be conducted for any of our potential products, as well as our limited capital resources. In general, biopharmaceutical – development involves a series of steps – beginning with identification of a potential target and including, among others, proof of concept in animals and Phase I, II and III clinical studies in humans – each of which is typically more expensive than the previous step. Therefore, we expect our research and development costs to increase as we progress our programs through development.

The successful development and commercialization of drugs resulting from our proprietary programs is highly uncertain and subject to a number of risks that are beyond our control. The duration and cost of discovery, preclinical, nonclinical and clinical trials may vary significantly based on the type, complexity and novelty of a product and are difficult to predict. The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of therapeutic pharmaceutical products, typically requiring lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Data obtained from preclinical, nonclinical and clinical activities at any step in the testing process may be adverse and lead to discontinuation or redirection of development activity or be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Accurate and meaningful estimates of the ultimate costs to bring our drug candidates to market are not available. Given the uncertainties related to development, we are currently unable to reliably estimate when, if ever, our drug candidates will generate revenue and net cash inflows.

Status of Significant Proprietary Programs

The following table summarizes the status of our most advanced drug candidates.

Drug Target	Indication	Development Status
ARRY-142886	Cancer	The Company will include a description of the status of each program in this table in the Fiscal 2005 10K.

EGFR/ErbB-2	Cancer

P38	Inflammation

MEK	Inflammation

We estimate that it takes 10 to 15 years or possibly longer, to discover, develop and bring to market a new pharmaceutical product in the U.S. as outlined in the following table:

Phase:	Objective:	Estimated Duration:
Discovery	Lead identification and target validation	2 to 4 years
Preclinical	Initial toxicology for preliminary identification of risks for humans; gather early pharmacokinetic data	1 to 2 years
Phase I	Evaluate safety in humans; study how the drug works, metabolizes and interacts with other drugs	1 to 2 years
Phase II	Establish effectiveness of the drug and its optimal dosage; continue safety evaluation	2 to 4 years
Phase III	Confirm efficacy, dosage regime and safety profile of the drug; submit New Drug Application	2 to 4 years
FDA approval	Approval by the FDA to sell and market the drug under approved labeling	6 months to 2 years

Animal and other nonclinical studies typically are conducted during each phase of human clinical studies.

Clinical timelines, likelihood of success and total completion costs vary significantly for each drug candidate and are difficult to estimate. We anticipate that we will make determinations as to which research programs to pursue and how much funding to direct to each program on an ongoing basis in response to the scientific and clinical success of each drug candidate. The lengthy process of seeking regulatory approvals, and subsequent compliance with applicable regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations.

The Company intends to include the following disclosure in the Liquidity and Capital Resources section of MD&A, in the paragraph immediately preceding the bullet list of risk factors that appears on page 39 of the Form 10-K, relating to uncertainties associated with the receipt of future milestone payments:

In addition, we may not receive any milestone or royalty payments under our existing or future collaboration agreements for a number of factors, many of which are beyond our control and include the following: the drug development process is risky and highly uncertain, and we or our collaborators may not be successful in commercializing drug candidates we create; our collaborators have substantial control and discretion over the timing and continued development and marketing of drug candidates we create; the sale and manufacture of drug candidates we develop may not obtain regulatory approval; and, if regulatory approval is received, drugs we develop will remain subject to regulation or may not gain market acceptance, which could delay or prevent us from generating milestone or royalty revenue from the commercialization of these drugs.

Proposed disclosure relating to comment four of the Prior Comment Letter: The Company intends to include substantially the following disclosure under the “Research and Development Costs” heading of the Notes to its financial statements:

The Company’s out-licensing and collaboration agreements provide for research funding based on the number of full time equivalent employees contractually assigned to a program. The Company does not bear any risk of returning such funding for the failure of the contracted research and development activities, and the payments are not contingent based on the success or failure of these activities. Accordingly, the Company expenses research and development costs when incurred.

Proposed disclosure relating to comment five of the Prior Comment Letter: The Company intends to include substantially the following disclosure in MD&A relating to the Company’s conclusion that the lease term over which it amortizes leasehold improvements and relating to the impact the reasonably assured lease renewals would have on future cash requirements:

Due to the high cost of leasehold improvements associated with relocating our facilities and the limited availability of similar laboratory facilities, we concluded that at each lease’s inception and as of June 30, 2004, the exercise of a portion of our lease term options associated with our facilities leases for at least 15 years was reasonably assured.  During the last quarter of fiscal 2005, we reassessed our facility requirements, and began to consider the possibility of consolidating operations in one of our existing locations, or a new location.  While we have not yet made a determination whether to consolidate operations at one location, it is no longer reasonably assured that we will remain in our Boulder location beyond the initial lease term, which ends in March 2008. Therefore, as of June 1, 2005, we began amortizing our Boulder leasehold improvements over the remaining 34 months of the initial lease term. We have not changed our determination that it is reasonably assured that we will lease our Longmont facility for at least 15 years. Therefore, we continue to amortize our Longmont leasehold improvements through 2018 and have included in our Operating lease obligations the cost of our Longmont leases through 2018.

The Company also intends to include the reasonably assured lease extension periods in the table under “Obligations and Commitments” and to add the following factor to the bullet list in Liquidity and Capital Resources in MD&A relating to the impact the reasonably assured lease renewals may have on future cash requirements:

•                  The decision to stay in our current facilities, or to consolidate operations in an existing or new location.

Proposed disclosure relating to comment seven of the Prior Comment Letter: The Company intends to include substantially the following as part of under its revenue recognition policies disclosed in the Critical Accounting Policies section of MD&A:

We believe our revenue recognition policy is significant because the amount and timing of revenue is a key component of our results of operations. We follow the guidance of Staff Accounting Bulletin No. 104, which requires that a series of criteria be met in order to recognize revenue related to the performance of services or the shipment of products. If these criteria are not met, the associated revenue is deferred until the criteria are met. We recognize revenue when (a) persuasive evidence of an arrangement exists, (b) products are delivered or services are rendered, (c) the sales price is fixed or determinable and (d) collectibility is assured.

Most of our revenue is derived from designing, creating, optimizing and evaluating drug candidates for our collaborators. The majority of our collaboration revenue consists of fees paid based on contracted annual rates for full time equivalent employees working on a project. Our collaboration agreements also include license and up-front fees, milestone payments upon achievement of specified research or development goals and royalties on sales of resulting products. A small portion of our revenue comes from development and fixed fee revenue and from sales of compounds on a per-compound basis.

Our collaboration agreements typically call for a specific level of resources as measured by the number of full time equivalent employees working a defined number of hours per year at a stated price under the agreement. We recognize revenue from fees under our collaboration agreements based on hours worked on a monthly basis for fees paid to us as work is performed.

We recognize revenue from sales of compounds as compounds are shipped, as these agreements are priced on a per compound basis and title and risk of loss passes upon shipment to our customers.

Revenue from license fees and up-front fees is recognized on a straight-line basis over the expected period of the related research program. Royalty revenue is recorded when earned. Portions of milestone payments are recognized as revenue when we have met the contracted performance criteria of the related milestone. To the extent we have continuing obligations under a program, the remaining milestone payment is recognized ratably over the period in which we must fulfill the obligations. Revenue recognition related to license fees, up-front payments and milestone payments could be accelerated in the event of early termination of programs.

In general, contract provisions include predetermined payment schedules or the submission of appropriate billing detail. Payments received in advance of performance are recorded as advance payments from collaborators until the revenue is earned.

We report revenue for lead generation and lead optimization research, custom synthesis and process research, the development and sale of chemical compounds and the co-development of proprietary drug candidates we out-license, as collaboration revenue. License, royalty and milestone revenue is combined and reported separately from collaboration revenue.

Proposed disclosure relating to comment ten of Prior Comment Letter. The Company intends to include substantially the following disclosure in Note 11 to its financial statements to clarify the Company’s affirmative determination concerning the likelihood of realizing some or all of the deferred tax assets.

11. Income Taxes

The Company has recorded a valuation allowance equal to the excess of deferred tax assets over deferred tax liabilities as based on available evidence, it is more likely than not that the deferred tax asset will not be realized.

Item 7. Management’s Discussion and Analysis of Financial Condition and …. Page 32

Results of Operations, page 35

Liquidity and Capital Resources; page 38

Item 8. Financial Statements and Supplementary Data, page 42

Statements of Operations, page 45

2.          While separately identifying the provision for excess inventory may, as you assert in response to comment three, assist investors in understanding its impact in the affected and comparable periods, it is still unclear how excluding it from cost of revenue and gross margin assists investors in that way.  As such, please revise your statement of operations presentation and your MD&A discussions of cost of revenue and gross margin to include its impact.

Response: The Company notes the Staff’s comment and will revise the discussion in the Results of Operations section of its MD&A beginning with the Fiscal 2005 10-K to include the impact of the provision for excess inventory in cost of revenue and gross margin, as set forth below. The Company respectfully notes for the Staff, however, that it has not historically included gross margin in its statement of operations presentation because it does not believe that presenting gross margin as a separate line item would provide useful or relevant information to investors. Gross margin is not typically used by investors in the Company’s industry as an indication of financial performance. Further, a gross margin calculation could be misleading because a significant portion of the Company’s revenue is attributable to upfront payments and milestones which have little, or no associated costs in the period recognized. The Company’s current presentation provides investors with all information necessary to compute gross margin. Accordingly, the Company proposes not to revise its statements of operations presentation to include a separate line item indicating gross margin.

The Company proposes to combine its presentation of the provision for excess inventory with cost of revenue and include substantially the following disclosure in the Results of Operations section of MD&A:

	Years Ended June 30,				% increase
	2005	2004	2003	2004 to 2005	2003 to 2004
		(in thousands)
Cost of revenue	$	$23,042		$21,813%	6%
Provision for excess inventory	$	$5,616		$4,100%	37%
Total cost of revenue	$	$28,658		$25,913%	11%

Fiscal 2005 as compared to fiscal 2004: The increased cost of revenue for fiscal 2005 of     % over 2004 is largely the result of supporting the     % increase in collaboration revenue.  The improved margin on the collaboration revenue is the result of slightly improved average pricing from collaborations than in the prior year and the reduction in the custom library business.

Fiscal 2004 as compared to fiscal 2003: The increased cost of revenue for fiscal 2004 was primarily related to increased costs associated with staffing various collaborations, including increased scientific salaries and benefits and to a lesser extent, increased utility charges. We also experienced slightly lower average pricing received from collaborations than in the prior year. Also during 2004, we had a lower percentage of our total revenue generated from subscriptions and sales of chemical compounds from Lead Generation Libraries and Optimer building blocks.

During fiscal 2004, we accelerated the evolution of our business model to focus primarily on our proprietary drug discovery efforts, increasing our investment in proprietary research and out-licensing three proprietary drug programs in December 2003 to AstraZeneca and Genentech for further development and commercialization. Due to this evolution, we do not expect that Lead Generation Libraries will be a significant source of revenues in future periods, and no new Lead Generation Libraries will be produced other than for our own proprietary research. Consequently, we reviewed the inventory levels and carrying values for Lead Generation Libraries, Optimer building blocks and fine chemicals during the third quarter of fiscal 2004. Based on this review and on an analysis of expected future sales and industry standards relating to net carrying values, we determined that there was an excess level of Lead Generation Library and Optimer building block inventory. We also determined that our inventory of fine chemicals used as the starting materials for Lead Generation Libraries exceeded anticipated usage. Accordingly, we increased the reserves for these inventories, which resulted in a non-cash charge for excess inventory of $5.6 million in the third quarter of fiscal 2004.

Notes to Financial Statements, page 48

1. Business and Summary of Significant Accounting Policies, page 48

3.          Please clarify your response to comment four to address whether:  (a) you can obtain the results of the research and development covered by any of these arrangements and (b) whether a successful outcome could result in any obligations for you, in any form.

Response: The Company confirms to the Staff that under out-licensing and collaboration agreements for which it receives research and development funding (a) the Company is not entitled to obtain the results of the research and development activities of the collaborator and (b) the success or failure of the outcome of these activities would not result in any obligations for the Company.

Revenue Recognition, page 50

4.      Based on your response to comment eight, you still appear to have net sales of tangible products and revenues from service.  Please cite the guidance that would exempt you from the requirements of Rule 5-03(b)(1) of Regulation S-X because of the factors asserted in your response.  Otherwise, please propose disclosures that would comply with that Rule.

Response:

The Company does not believe that it has a separate identifiable revenue source as contemplated by Rule 5-03(b)(1) of Regulation S-X. The Company does not manage its business, price or track revenue under its collaboration agreements based on a distinction between products and services. Because a significant portion of the Company’s revenue that might be characterized as derived from sales of “products” is commingled in its collaboration agreements with revenue derived from the performance of “services,” the Company is not able to provide an accurate presentation of revenue from sales of “products” separate from “services”.

In addition, revenue that may be separable as derived from sales of “products” was not material during fiscal 2003 or 2004, and is not expected to be material to the Company’s financial results. The revenue derived from what could be characterized as “products” historically consisted of sales of the Company’s Optimer building blocks and certain licenses of its Lead Generation Libraries containing separate pricing. However, revenue from the licensing of Lead Generation Libraries was derived from a combination of delivery of the compound, the license grant and know-how and other information about the compound.  A significant percentage of the value to the Company’s customers of compounds in its Lead Generation Libraries consisted of the license rights and know-how and other information about the compound. The actual amount that can be attributed to the sale of the tangible product is uncertain because the Company did not provide or track component level pricing for its Lead Generation Libraries

Paragraph two of Rule 5-03 of Regulation S-X provides that revenue derived from tangible products and services can be combined if either class represents less than 10% of total revenue. The Company believes that the revenue attributed to the sale of the tangible products was below 10% of total revenue for fiscal years 2003, 2004 and 2005. For fiscal 2006, which began July 1, 2005, the Company does not expect to license any compounds in its Lead Generation Libraries, and Optimer building blocks will be the Company’s only future source of revenue that is not commingled with other revenue sources under its collaborations. Optimer sales are expected to represent less than 3% of total revenue in fiscal 2006.

For the foregoing reasons, the Company does not believe it has a separate identifiable revenue source as contemplated by Rule 5-03(b)(1) of Regulation S-X and does not believe that separately presenting product and service revenue would be reliable or valuable to an investor.

3. Balance Sheet Components, page 54

5.              We will continue considering your response to comment nine when you submit the separate letter that you intend to submit.

Response: After further consultation with its independent registered public accountants and the Company’s Audit Committee, management has determined not to submit a separate letter to the Office of the Chief Accountant and the Staff requesting guidance on a change in its accounting for fine chemicals.  The Company continues to use fine chemicals for collaborations and its proprietary drug discovery programs and continues to account for fine chemicals as inventory because these chemicals have alternative future uses as contemplated by FAS 2.   The applicable portion of FAS 2 states: the costs of materials acquired for research and development activities that have alternative future uses (in research and development projects or otherwise) shall be capitalized as tangible assets when acquired. Because of the ongoing value and these alternative uses, the Company believes it is following FAS 2 by capitalizing these purchases and expensing them when consumed.

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Please do not hesitate to call the undersigned at (202) 637-5737 or Carin Kutcipal at (720) 406-5362 if you have further comments or if you require any additional information.

Sincerely,

/s/ Alan L. Dye

Alan L. Dye

cc: R. Michael Carruthers